ERSTE BANK
ERSTE BANK DER OESTERREICHISCHEN SPARKASSEN AG
Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100
Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20111

RECEIVED
2006 OCT 25 P 3:06
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender/From		Empfänger/To	
Firma	Erste Bank	Firma	SEC
Abteilung/Firma dept.	Investor Relations	Abteilung/Firma dept.	Office of International Corporate Finance
Mitarbeiter/ attn		Mitarbeiter/ attn.	Paul Dudek
Telefon	+43 (0)5 0100 - 17693	Fax	+1 202 772 9207
Fax	050100 9 - 13112		
E-Mail	investor.relations@erstebank.at		

Sie erhalten Transmission consists of Seite(n) einschließlich dieser. page(s) including this.

SUPPL

Nachricht/Message

Erste Bank, Commission file no. 82-5066

"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

PROCESSED
OCT 31 2006
THOMSON FINANCIAL

Please find attached an Erste Bank investor release.

Kind regards

IR Team
Erste Bank der oesterreichischen Sparkassen AG
OE 397/Investor Relations

A-1010 Wien, Milchgasse 1
Phone: + 43 (0) 50 100 - 17693
Fax: + 43 (0) 50 100 - 913112
mailto:investor.relations@erstebank.at
http://www.erstebank.at/ir

06017752

dlo 10/30

Datum/Date: **19.10.2006**

ERSTE BANK

INVESTOR INFORMATION

Vienna, 19 October 2006

Erste Bank appoints new Board members for Banca Comercială Română

At its meeting today, the Supervisory Board of Banca Comercială Română (BCR) decided on the appointment of new members of the Management Board. Their appointment is subject to approval of the Romanian National Bank, which is expected within the next few days.

Nicolae Danila, the present CEO, Danut Bunea (Member of the Management Board responsible for Treasury and Capital Markets) and Jean Andronie (Member of the Management Board responsible for Corporate Clients) have been confirmed in their current positions.

Martin Škopek (former Head of Retail Business and Member of the Management Board at Česká spořitelna) will be responsible for Retail Business.
Oana Petrescu (former Head of Risk and Advisory Services and the Financial Services Group at Ernst & Young in Bucharest) will be responsible for Organisation and IT operations.

Helmuth Hintringer (previous CFO and member of the Management Board at Erste Bank Hungary responsible for Risk Management) will act as Advisor to the Management Board focusing on Risk Management. His position at Erste Bank Hungary has been taken over by Jonathan Till, the former Head of Strategic and Corporate Risk Management.

In accordance with Romanian Labour Law, the current Board members Natalia Hurduc, Ilie Mihai and Petre Preda will all receive an offer for an alternative position within the company.

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at
Josef Kerekes, Tel. +43 (0) 5 0100 Ext. 16878, E-mail: josef.kerekes@erstebank.at

This release is also available on our website at http://www.erstebank.com/investorrelations in the news section.

ERSTE BANK
ERSTE BANK DER OESTERREICHISCHEN SPARKASSEN AG
Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100
Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20111

RECEIVED
2006 OCT 25 P 3:0?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender/From		Empfänger/To	
Firma	Erste Bank	Firma	SEC
Abteilung/Firma dept.	Investor Relations	Abteilung/Firma dept.	Office of International Corporate Finance
Mitarbeiter/ attn.		Mitarbeiter/ attn.	Paul Dudek
Telefon	+43 (0)5 0100 - 17693	Fax	+1 202 772 9207
Fax	+43 (0)5 0100 9 - 13112		
E-Mail	investor.relations@erstebank.at		

Sie erhalten / Transmission consists of — Seite(n) einschließlich dieser. / page(s) including this.

Nachricht/Message

Erste Bank, Commission file no. 82-5066

"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached an Erste Bank investor release.

Kind regards

IR Team
Erste Bank der oesterreichischen Sparkassen AG
OE 397/Investor Relations

A-1010 Wien, Milchgasse 1
Phone: + 43 (0) 50 100 - 17693
Fax: + 43 (0) 50 100 - 913112
mailto:investor.relations@erstebank.at
http://www.erstebank.at/ir

Datum/Date: **24.10.2006**

ERSTE BANK

INVESTOR INFORMATION

Vienna, 24 October 2006

Erste Bank Management Board Change: Bernhard Spalt to be responsible for Risk Management

At today's meeting of the Bank's Supervisory Board, Bernhard Spalt was appointed to the Management Board of Erste Bank der oesterreichischen Sparkassen AG. He will be responsible for risk management (strategic risk management, credit risk management and loan restructuring). He will take up his responsibilities in the Management Board with effect from 1 November 2006.

He takes the place of Christian Coreth (61), who has decided to reduce his workload for health reasons. Mr. Coreth is therefore resigning from the Management Board as of the end of October 2006. He will, however, continue to carry out his responsibilities in the Supervisory Boards of the Erste Bank Group's two largest subsidiaries, Česká spořitelna and Banca Comercială Română. In addition, he will share his experience training staff in credit-related issues throughout the entire Group.

Christian Coreth was responsible as Divisional Manager for the Bank's international business from 1998 to June 2004, developing this division very effectively to its current position as a major contributor to Erste Bank's earnings. Since July 2004 he has been responsible, as a member of the Management Board, for risk management. Under his leadership, risk management has been brought in line with international standards throughout the Group.

Bernhard Spalt (38) is married and has a daughter. He was born in Vorarlberg and started his career in the Erste österreichische Spar-Casse Bank AG in 1991. Following specialist roles in the law pertaining to international loan agreements and restructuring loans to major clients, he moved to the Management Board office. In 1999, his foreign responsibilities took him to the Czech Republic, where he took over the management of the Loan Restructuring department of Erste Bank ČR and ran the Loan Restructuring department at Česká spořitelna from 2000 to 2002. Since July 2002, Bernhard Spalt has been Head of Strategic Risk Management at Erste Bank and a member of the Supervisory Boards of Česká spořitelna, Erste Bank Hungary and more recently, Bank Prestige.

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at
Josef Kerekes, Tel. +43 (0) 5 0100 Ext. 16878, E-mail: josef.kerekes@erstebank.at

This release is also available on our website at http://www.erstebank.com/investorrelations in the news section.